Filed Pursuant to Rule 424(b)(5)
Registration No. 333-142839

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 20, 2009.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 11, 2007)

Shares

Regions Financial Corporation

Common Stock

We are offering                  shares of our common stock, par value $0.01 per share, or “Common Stock”. The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “RF”. On May 19, 2009, the last reported sale price of our Common Stock on the NYSE was $5.24 per share.

Our Common Stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement to read about factors you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts or commissions	$	$
Proceeds to Regions Financial Corporation (before expenses)	$	$

The underwriters expect to deliver the Common Stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

The underwriters also may purchase up to an additional              shares of Common Stock within 30 days of the date of this prospectus supplement.

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan

Lead Manager

Morgan Keegan & Company, Inc.

Prospectus Supplement dated May     , 2009

Unless otherwise indicated, you may rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we nor any underwriter has authorized anyone to provide any other information. When you make a decision about whether to invest in the Common Stock, you should not rely upon any information other than the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither the delivery of this prospectus supplement nor the sale of the Common Stock means that information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is correct after their respective dates. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of an offer to buy shares of the Common Stock in any circumstances under which the offer or solicitation is unlawful.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information”.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or similar references mean Regions Financial Corporation and not to its subsidiaries and references to “Regions” mean Regions Financial Corporation and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date of the applicable document. Regions’ business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC”. Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus supplement and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or “Exchange Act,” until we sell all the securities offered by this prospectus supplement (in each case, other than information that is deemed, under SEC rules, not to have been filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed February 24, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 11, 2009 and Amendment No. 1 on Form 10-Q/A, filed May 13, 2009;

•	Our Current Reports on Form 8-K, filed February 27, 2009, March 2, 2009, April 16, 2009 (containing disclosure under Item 8.01), April 22, 2009, May 7, 2009 and May 20, 2009; and

•

The description of our Common Stock contained in our registration statement on Form 8-K filed on July 1, 2004 with the SEC pursuant to which our Common Stock was registered under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

Regions Financial Corporation

Investor Relations

1900 Fifth Avenue North

Birmingham, Alabama 35203

Telephone: (205) 581-7890

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement and the accompanying prospectus may include forward-looking statements which reflect Regions’ current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for forward-looking statements which are identified as such and are accompanied by the identification of important factors that could cause actual results to differ materially from the forward-looking statements. For these statements, we, together with our subsidiaries, unless the context implies otherwise, claim the protection afforded by the safe harbor in the Act. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

•

In October 2008 Congress enacted and the President signed into law the Emergency Economic Stabilization Act of 2008, and on February 17, 2009 the American Recovery and Reinvestment Act of 2009 was signed into law. Additionally, the Department of the U.S. Treasury (the “U.S. Treasury”) and federal banking regulators are implementing a number of programs to address capital and liquidity issues in the banking system and may announce additional programs that will apply to Regions in the future, all of which may have significant effects on Regions and the financial services industry, the exact nature and extent of which cannot be determined at this time.

•	Regions’ ability to raise sufficient capital to satisfy the Supervisory Capital Assessment Program (“SCAP”) requirements without additional Government investment.

•

Until Regions is able to repay the outstanding preferred stock issued under the Troubled Asset Relief Program (“TARP”), the impact of compensation and other restrictions on recipients of TARP preferred stock.

•	The impact of possible additional loan losses and reserve build-up on earnings and capital.

•	Possible changes in interest rates may affect funding costs and reduce earning asset yields, thus reducing margins.

•	Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular.

•	Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans.

•

Possible other changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on our business.

•	The current stresses in the financial and real estate markets, including possible continued deterioration in property values.

•	Regions’ ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Regions’ business.

•	Regions’ ability to achieve the earnings expectations related to businesses that have been acquired or that may be acquired in the future.

•	Regions’ ability to expand into new markets and to maintain profit margins in the face of competitive pressures.

•	Regions’ ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions’ customers and potential customers.

•	Regions’ ability to keep pace with technological changes.

•	Regions’ ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk, and regulatory and compliance risk.

•	The cost and other effects of material contingencies, including litigation contingencies.

•	The effects of increased competition from both banks and non-banks.

•	The effects of geopolitical instability and risks such as terrorist attacks.

•	Possible changes in consumer and business spending and saving habits could affect Regions’ ability to increase assets and to attract deposits.

•	The effects of weather and natural disasters such as droughts and hurricanes.

The words “goal,” “target,” “objective,” “believe,” “expect,” “anticipate,” “project,” and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the Common Stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement and contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009 to determine whether an investment in the Common Stock is appropriate for you.

Regions Financial Corporation

Regions Financial Corporation is a Delaware corporation and financial holding company headquartered in Birmingham, Alabama, which operates throughout the South, Midwest and Texas. Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance and other specialty financing. At March 31, 2009, Regions had total consolidated assets of approximately $142.0 billion, total consolidated deposits of approximately $93.5 billion and total consolidated stockholders’ equity of approximately $16.8 billion.

Its principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203 and its telephone number is (205) 944-1300.

Recent Developments

In February 2009, the U.S. Treasury and the federal bank regulators announced that the 19 largest U.S. bank holding companies would be required to undergo a forward-looking capital assessment, or “stress test,” referred to as the SCAP. On April 24, 2009, the Board of Governors of the Federal Reserve System (“FRB”) published a “white paper” addressing process and methodologies being employed by the federal banking supervisory agencies in the SCAP, and on May 6, 2009, the heads of the FRB, U.S. Treasury, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation issued a joint statement on the program. On May 7, 2009, the FRB publicly announced the results of the stress test for each of these 19 institutions, including Regions. Under a hypothetical “more adverse” scenario for a period through the end of 2010 for each of these institutions, the FRB projected losses and loss rates across select categories of loans; resources available to absorb those losses; and the resulting necessary additions to capital buffers. In addition to the requirement to be well-capitalized of maintaining a Tier 1 risk-based ratio of at least 6%, the SCAP resulted in the establishment of a target to establish an additional capital buffer sufficient to have a Tier 1 common risk-based ratio of at least 4% at the end of 2010, under a more adverse macroeconomic scenario than is currently anticipated. As of March 31, 2009, we had a Tier 1 risk-based ratio of 10.41% and a Tier 1 common risk-based ratio of 6.49%.

In connection with the completion of the SCAP, we have agreed with our regulators to establish an additional capital buffer by increasing our Tier 1 common by $2.5 billion, of which at least $400 million must be new Tier 1 equity, by November 9, 2009. We are refining the details of a comprehensive capital plan that we expect to submit to our regulators prior to the June 8, 2009 deadline established with respect to the SCAP. In addition to the Common Stock offered by this document, on May 20, 2009, as part of our SCAP responsive capital plan: (i) we launched an offer to exchange up to 138 million shares of our Common Stock for outstanding

6.625% Trust Preferred Securities issued by Regions Financing Trust II (the “Trust Preferred Securities”), upon the terms and subject to the conditions set forth in its prospectus dated May 20, 2009 and the related letter of transmittal, which we refer to as the “Exchange Offer”; and (ii) we launched an underwritten public offering of $250 million of our     % Mandatory Convertible Preferred Stock, Series B, initial liquidation preference of $1,000.00 per share (our “Mandatory Convertible Preferred Stock” and referred to as the “Mandatory Convertible Preferred Stock Offering”), for which we filed a prospectus supplement to our prospectus dated May 11, 2007 on file with the SEC. Under the terms of the Exchange Offer, for each $1,000 principal amount of Trust Preferred Securities accepted for exchange, Regions will issue a number of shares of Common Stock having a value (based on the Relevant Price) equal to $700. The “Relevant Price” is the greater of (i) the average volume weighted average price of Regions common shares during the last five trading days of the currently scheduled Exchange Offer period, determined as described later in this document, and (ii) the “Minimum Share Price” of $2.65 per share. The Exchange Offer will expire at 11:59 p.m., New York City time, on June 17, 2009, unless extended or earlier terminated. The Mandatory Convertible Preferred Stock will convert into a variable number of shares of our Common Stock on December 15, 2010 unless earlier converted at our option or the option of the holder. The conversion rate will be variable and depends on the market price of our Common Stock over a period preceding the conversion date and will be subject to customary anti-dilution adjustments.

The remaining capital required by SCAP is expected to be achieved through a combination of actions including (i) additional liability management actions including possible exchanges of equity for our and Regions Bank’s $4.25 billion of outstanding subordinated debt and $345 million of additional trust preferred securities, (ii) sales of non-core assets and businesses, (iii) pre-provision earnings in excess of the amounts assumed under the SCAP analysis, (iv) a potential reduction in disallowed deferred tax assets as a result of increased Tier 1 capital levels and (v) if necessary, the issuance of common equity and other Tier 1 common qualifying instruments.

Ratings Downgrade

On May 18, 2009, Regions’ senior notes, subordinated notes and junior subordinated notes were downgraded to Baa3, Ba1 and Ba2 from A3, Baa1 and Baa1, respectively, by Moody’s Investors Service. Regions Bank’s financial strength, long-term deposits and short-term deposits were downgraded to D+, Baa1 and P-2 from C+, A2 and P-1, respectively. Regions’ off-balance sheet arrangements include facilities supporting Variable Rate Demand Notes (“VRDNs”), including certain standby letters of credit and standby bond purchase agreements (also referred to as “liquidity facilities”). As of May 15, 2009, Regions’ VRDN portfolio included unfunded letters of credit of approximately $4.4 billion (net of participations) and unfunded liquidity facilities of approximately $0.3 billion. The downgrades of the short-term deposits increase the risk that the VRDNs will be subject to a failed remarketing, which would result in Regions funding up to $4.7 billion of which $4.4 billion would be classified as loans and $0.3 billion as available for sale securities. Also, as of May 15, 2009, Regions had excess balances in interest-bearing deposits in other banks of approximately $14 billion, which would be more than sufficient to absorb such fundings. It is possible that the other ratings agencies rating our debt securities and the debt securities of Regions Bank will also downgrade such obligations.

SUMMARY OF THE OFFERING

The following summary contains basic information about the Common Stock and this offering and is not intended to be complete. It does not contain all the information that is important to you. For a complete understanding of the Common Stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock”.

Issuer	Regions Financial Corporation, a Delaware corporation and a financial holding company.

Common Stock we are offering	shares

Common Stock outstanding after this offering	shares(1)(2)

Option to purchase additional shares	shares

Maximum amount of shares issuable in the Exchange Offer	138,000,000 shares

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. We expect to use the net proceeds from the sale of our Common Stock for general corporate purposes.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our Common Stock.

Listing	The New York Stock Exchange, or NYSE, Symbol: “RF”.

Registrar and Transfer Agent	Computershare Investor Services LLC.

(1)	The number of shares of Common Stock outstanding immediately after the closing of this offering is based on 738,598,030 shares of Common Stock outstanding as of April 30, 2009.

(2)	Unless otherwise indicated, the number of shares of Common Stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ option to purchase additional shares, and 69,700,468 shares of Common Stock issuable under our stock compensation plans, as of December 31, 2008, and warrants for 48,253,677 shares of Common Stock held by the U.S. Treasury.

RISK FACTORS

An investment in our Common Stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

The trading price of our Common Stock may be subject to continued significant fluctuations and volatility.

The market price of our Common Stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may be affected by:

•	Operating results that vary from the expectations of management, securities analysts and investors;

•	Developments in our businesses or in the financial sector generally;

•	Regulatory changes affecting our industry generally or our businesses and operations;

•	The operating and securities price performance of companies that investors consider to be comparable to us;

•	Announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

•	Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock markets in general and our Common Stock in particular have experienced over the past eighteen months, and continue to be experiencing, significant price and volume volatility. As a result, the market price of our Common Stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or business prospects. Increased volatility could result in a decline in the market price of our Common Stock.

We expect to issue a significant amount of Common Stock over the next six months. The issuance of a significant amount of Common Stock will be dilutive to holders of our Common Stock.

In connection with the completion of the SCAP, we have agreed with our regulators to establish an additional capital buffer by increasing our Tier 1 common equity by $2.5 billion, of which at least $400 million must be new Tier 1 equity, by November 9, 2009. We are refining the details of a comprehensive capital plan that we expect to submit to our regulators prior to the June 8, 2009 deadline established with respect to the SCAP. In addition to this offering of our Common Stock (the “Common Stock Offering”), as part of our plan to raise common equity, on May 20, 2009: (i) we launched an Exchange Offer to exchange up to 138 million shares of our Common Stock for outstanding 6.625% Trust Preferred Securities issued by Regions Financing Trust II, upon the terms and subject to the conditions set forth in its prospectus dated May 20, 2009 and the related letter of transmittal, and (ii) we launched an underwritten public offering of $250 million of our Mandatory Convertible Preferred Stock, for which we filed a prospectus supplement to our prospectus dated May 11, 2007 on file with the SEC. Under the terms of the Exchange Offer, for each $1,000 principal amount of Trust Preferred Securities accepted for exchange, Regions will issue a number of shares of Common Stock having a value (based on the Relevant Price) equal to $700. The Exchange Offer will expire at 11:59 p.m., New York City time, on June 17, 2009, unless extended or earlier terminated. The Mandatory Convertible Preferred Stock will convert into a variable number of shares of our Common Stock on December 15, 2010 unless early converted at our option or the option of the holder. The conversion rate will be variable and depends on the market price of our Common Stock over a period preceding the conversion date and will be subject to customary anti-dilution adjustments. Those offerings and other future issuances of Common Stock or securities convertible into Common Stock will be dilutive to holders of our Common Stock, including participants in this Common Stock Offering.

Although not currently contemplated, we could also obtain any portion of the required increase in our Tier 1 common equity by exchanging (with the approval of the U.S. Treasury) a number of shares of the Regions Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) we issued to the U.S. Treasury under the Capital Purchase Program (the “CPP”) for (i) shares of mandatory convertible preferred stock issued under the U.S. Treasury’s Capital Assistance Program (“CAP”), or (ii) Common Stock or another common equivalent security that the U.S. Treasury otherwise agrees to purchase, directly or indirectly. Such an exchange could also involve the issuance of warrants to the U.S. Treasury to purchase additional shares of our Common Stock as contemplated by the published terms of the CAP.

We may need to increase our authorized capital in order to complete our comprehensive capital plan or to operate in the normal course after we complete our capital plan.

In connection with purchasing the Series A Preferred Stock, pursuant to a Letter Agreement dated November 14, 2008 and the Securities Purchase Agreement—Standard Terms attached thereto, the U.S. Treasury received a warrant to purchase 48,253,677 shares of our Common Stock at an initial per share exercise price of $10.88, subject to adjustment, which expires ten years from the issuance date, and we have agreed to provide the U.S. Treasury with registration rights covering the warrant and the underlying shares of Common Stock. Even if we were to redeem the Series A Preferred Stock this warrant may not be fully retired, and therefore it may still be exercisable, prior to its expiration date. The issuance of additional shares of Common Stock or common equivalent securities in future equity offerings, to the U.S. Treasury under the CAP or otherwise, or as a result of the exercise of the warrant the U.S. Treasury holds will dilute the ownership interest of the existing holders of our Common Stock. We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of Common Stock, securities convertible or exchangeable for shares of our Common Stock or common-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. The market price of our Common Stock could decline as a result of this offering or other offerings, as well as other sales of a large block of shares of our Common Stock or similar securities in the market thereafter, or the perception that such sales could occur.

In addition, the terms of the warrant we issued to the U.S. Treasury under the CPP provide that, if we issue shares of Common Stock or securities convertible or exercisable into, or exchangeable for, shares of Common Stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number and the per share price of Common Stock to be purchased pursuant to the warrant will be adjusted pursuant to its terms. Such anti-dilution adjustments may have a further dilutive effect on other holders of our Common Stock. We may also issue additional securities convertible into or exercisable for shares of our Common Stock and such securities may themselves contain anti-dilution provisions.

You may not receive dividends on the Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our Common Stock are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding. As of March 31, 2009, there were 3,500,000 shares of our Series A Preferred Stock with a liquidation amount of $1,000 per share, issued and outstanding. Under the terms of the Series A Preferred Stock, our ability to declare and pay dividends on or repurchase our Common Stock will be subject to restrictions in the event we fail to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock.

We recently announced our intention to reduce our quarterly Common Stock dividend to $0.01 per share, do not expect to increase our quarterly dividend above $0.01 for the foreseeable future and could determine to eliminate our Common Stock dividend altogether. Furthermore, as long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. In addition, prior to November 14, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase our Common Stock dividend above $0.10 except in limited circumstances. Under the terms of our Series A Preferred Stock, our ability to declare or pay dividends on or repurchase our Common Stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock. This could adversely affect the market price of our Common Stock. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the FRB regarding capital adequacy and dividends.

In addition, the terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Shares of our Common Stock are equity interests and therefore subordinate to our indebtedness and preferred stock.

Shares of our Common Stock are equity interests in Regions and do not constitute indebtedness. As such, shares of our Common Stock rank junior to all indebtedness and other non-equity claims on Regions with respect to assets available to satisfy claims on Regions, including in a liquidation of Regions. Additionally, holders of our Common Stock are subject to the prior dividend and liquidation rights of any holders of our Series A Preferred Stock and any other preferred stock we may issue in the future.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and principal and interest on our outstanding debt, is dividends from our banking subsidiary, Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to us, as well as by us to our stockholders. Regulations of both the FRB and the State of Alabama affect the ability of Regions Bank to pay dividends and other distributions to us and to make loans to us. Given the loss recorded at Regions Bank during the fourth quarter of 2008, under the FRB’s rules, Regions Bank does not expect to be able to pay dividends to us in the near term without first obtaining regulatory approval. If Regions Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make dividend payments to holders of our Common Stock or holders of our senior equity securities or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the Common Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our Common Stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At March 31, 2009, our subsidiaries’ total deposits and borrowings were approximately $117.2 billion.

Offerings of debt, which would be senior to our Common Stock upon liquidation, and/or preferred equity securities which may be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Common Stock.

We may attempt to increase our capital resources or, if our or the capital ratio of our banking subsidiary falls below the required minimums, we or our banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to preemptive rights or other protections against dilution.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our Common Stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our Common Stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the market price of our Common Stock could be adversely affected.

Anti-takeover laws and certain agreements and charter provisions may adversely affect share value.

Certain provisions of state and federal law and our restated certificate of incorporation may make it more difficult for someone to acquire control of us without our board of directors’ approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company or state member bank, including shares of our Common Stock, creates a rebuttable presumption that the acquiror “controls” the bank holding company or state member bank. Also, a bank holding company must obtain the prior approval of the FRB before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including Regions Bank. There also are provisions in our restated certificate of incorporation that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our restated certificate of incorporation could result in Regions being less attractive to a potential acquiror.

Failure to complete the Exchange Offer successfully could negatively affect the price of our Common Stock.

Several conditions must be satisfied or waived in order to complete the Exchange Offer, including among others that there has been no change or development that in our reasonable judgment may materially reduce the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. The conditions to the Exchange Offer may not be satisfied, and if not satisfied or waived, the Exchange Offer may not occur or may be delayed.

If the Exchange Offer is not completed or is delayed, we may be subject to the following material risks:

•	the market price of our Common Stock may decline to the extent that the current market price of our Common Stock reflects a market assumption that the Exchange Offer has been or will be completed; and

•	we may not be able to increase our Tier 1 common equity by the amount required under SCAP.

Ratings agencies recently downgraded our securities and the deposit ratings of Regions Bank; these downgrades and any subsequent downgrades could adversely impact the price and liquidity of our securities and could have an adverse impact on our businesses and results of operations.

On May 18, 2009, Regions’ senior notes, subordinated notes and junior subordinated notes were downgraded to Baa3, Ba1 and Ba2 from A3, Baa1 and Baa1, respectively, by Moody’s Investors Service. Regions Bank’s financial strength, long-term deposits and short-term deposits were downgraded to D+, Baa1 and P-2 from C+, A2 and P-1, respectively. Regions’ off-balance sheet arrangements include facilities supporting VRDNs, including certain standby letters of credit and standby bond purchase agreements. As of May 15, 2009, Regions’ VRDN portfolio included unfunded letters of credit of approximately $4.4 billion (net of participations) and unfunded liquidity facilities of approximately $0.3 billion. The downgrades of the short-term deposits increase the risk that the VRDNs will be subject to a failed remarketing, which would result in Regions funding up to $4.7 billion of which $4.4 billion would be classified as loans and $0.3 billion as available for sale securities. It is possible that the other ratings agencies rating our debt securities and the debt securities of Regions Bank will also downgrade such obligations. In addition, the Exchange Offer may cause the ratings agencies to lower the ratings assigned to our Trust Preferred Securities and other of our securities. Any such action may lead to a downgrade of any rating assigned to our Mandatory Convertible Preferred Stock or in the assignment of a rating for such securities that is lower than might otherwise be the case.

Where Regions Bank is providing forms of credit support such as letters of credit, standby lending arrangements or other forms of credit support, a decline in short-term credit ratings may require that customers of Regions Bank seek replacement credit support from a higher rated institution. We cannot predict whether customer relationships or opportunities for future relationships could be adversely affected by customers who choose to do business with a higher rated institution.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial information has been presented to give effect to and show the pro forma impact of the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering on our balance sheet as of March 31, 2009, as well as the impact of the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering on our earnings for the fiscal year ended December 31, 2008 and the three-month period ended March 31, 2009. Completion of the Mandatory Convertible Preferred Stock Offering and the Exchange Offer are not conditions to the Common Stock Offering, and no assurance can be given that such transactions will be completed on the terms assumed for the purposes of this presentation of pro forma financial information or at all.

The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering been completed as of the dates indicated or that will be realized in the future when and if the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering are consummated. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with our historical consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009 filed with the SEC, which are incorporated by reference into this prospectus supplement.

Unaudited Pro Forma Balance Sheets

Our unaudited pro forma condensed consolidated balance sheets as of March 31, 2009 have been presented as if the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering had been completed on March 31, 2009. We have shown the pro forma impact of a “High Participation Scenario” and a “Low Participation Scenario” with respect to the Exchange Offer prepared using the assumptions set forth below. In both scenarios, we have also reflected the impact of the Mandatory Convertible Preferred Stock Offering and the Common Stock Offering. The “High Participation Scenario” assumes the exchange of all of the Trust Preferred Securities ($700 million aggregate liquidation amount) into Common Stock and the “Low Participation Scenario” assumes the exchange of 50% of the Trust Preferred Securities ($350 million aggregate liquidation amount) into Common Stock. For the purposes of this presentation we have assumed in calculating the dilutive impact of the Mandatory Convertible Preferred Stock Offering that the Average VWAP per share of our Common Stock is $8.86 for the 20 day trading period ended December 26, 2008 and $3.92 for the 20 day trading period ended March 27, 2009.

For purposes of these pro formas, we have assumed that approximately 184 million shares of our Common Stock are issued at a price of $5.43 per share in the Common Stock Offering and that 250,000 shares of Mandatory Convertible Preferred Stock, which accrued dividends at a rate of 10.5%, are issued at a price of $1,000 per share in the Mandatory Convertible Preferred Stock Offering.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

HIGH PARTICIPATION SCENARIO

	As Reported March 31, 2009	Exchange Offer Adjustments (8)		Common Stock Offering Adjustments (8)		Mandatory Convertible Preferred Stock Offering Adjustments (8)		Pro Forma March 31, 2009
	(In millions)
Assets
Cash and due from banks	$2,429	$—		$—		$—		$2,429
Interest-bearing deposits in other banks	2,288	—		969	(6)	242	(7)	3,499
Federal funds sold and securities purchased under agreements to resell	418	—		—		—		418
Trading account assets	1,348	—		—		—		1,348
Securities available for sale	20,970	—		—		—		20,970
Securities held to maturity	45	—		—		—		45
Loans held for sale	1,956	—		—		—		1,956
Loans, net of unearned income	95,686	—		—		—		95,686
Allowance for loan losses	(1,861)	—		—		—		(1,861)

Net loans	93,825	—		—		—		93,825
Other interest-earnings assets	849	—		—		—		849
Premises and equipment, net	2,808	—		—		—		2,808
Interest receivable	426	—		—		—		426
Goodwill	5,551	—		—		—		5,551
Mortgage servicing rights	161	—		—		—		161
Other identifiable intangible assets	603	—		—		—		603
Other assets	8,303	—		—		—		8,303

Total assets	$141,980	$—		$969		$242		$143,191

Liabilities and Stockholders’ Equity
Liabilities:
Total deposits	$93,536	$—		$—		$—		$93,536
Total borrowed funds	28,115	(700	)(1)	—		—		27,415
Other liabilities	3,512	91	(2)	—		—		3,603

Total liabilities	125,163	(609)		—		—		124,554
Stockholders’ equity:
Preferred stock	3,316	—		—		242	(7)	3,558
Common stock	7	1	(5)	2	(6)	—		10
Additional paid-in capital	16,828	478	(3)	967	(6)	—		18,273
Retained earnings (deficit)	(1,913)	130	(4)	—		—		(1,783)
Treasury stock, at cost	(1,415)	—		—		—		(1,415)
Accumulated other comprehensive (loss), net	(6)	—		—		—		(6)

Total stockholders’ equity	16,817	609		969		242		18,637

Total liabilities and stockholders’ equity	$141,980	$—		$969		$242		$143,191

Total common shares outstanding	695	90	(5)	184	(6)	—		969

(1)	Assumes 100% of the carrying amount of the Exchange Offer will be executed.
(2)	Income taxes estimated upon exchange of the Trust Preferred Securities.
(3)	Additional Paid In Capital (“APIC”) in respect of newly issued common stock. Assumes pricing at 70% of the liquidation amount of the Trust Preferred Securities.
(4)	Represents the after tax gain given the assumptions in note (3) above.
(5)	Assumes same exchange ratio in note (3) and a stock price of $5.43 per share (the May 18, 2009 closing price for our Common Stock on the NYSE).
(6)	Assumes $1.0 billion in Common Stock is issued at $5.43 per share.
(7)	Represents proceeds and classification of Mandatory Convertible Preferred Stock.
(8)	Adjustments are reflected net of issuance costs.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

LOW PARTICIPATION SCENARIO

	As Reported March 31, 2009	Exchange Offer Adjustments (8)		Common Stock Offering Adjustments (8)		Mandatory Convertible Preferred Stock Offering Adjustments (8)		Pro Forma March 31, 2009
	(In millions)
Assets
Cash and due from banks	$2,429	$—		$—		$—		$2,429
Interest-bearing deposits in other banks	2,288	—		969	(6)	242	(7)	3,499
Federal funds sold and securities purchased under agreements to resell	418	—		—		—		418
Trading account assets	1,348	—		—		—		1,348
Securities available for sale	20,970	—		—		—		20,970
Securities held to maturity	45	—		—		—		45
Loans held for sale	1,956	—		—		—		1,956
Loans, net of unearned income	95,686	—		—		—		95,686
Allowance for loan losses	(1,861)	—		—		—		(1,861)

Net loans	93,825	—		—		—		93,825
Other interest-earnings assets	849	—		—		—		849
Premises and equipment, net	2,808	—		—		—		2,808
Interest receivable	426	—		—		—		426
Goodwill	5,551	—		—		—		5,551
Mortgage servicing rights	161	—		—		—		161
Other identifiable intangible assets	603	—		—		—		603
Other assets	8,303	—		—		—		8,303

Total assets	$141,980	$—		$969		$242		$143,191

Liabilities and Stockholders’ Equity
Liabilities:
Total deposits	$93,536	$—		$—		$—		$93,536
Total borrowed funds	28,115	(350	)(1)	—		—		27,765
Other liabilities	3,512	51	(2)	—		—		3,563

Total liabilities	125,163	(299)		—		—		124,864
Stockholders’ equity:
Preferred stock	3,316	—		—		242	(7)	3,558
Common stock	7	—		2	(6)	—		9
Additional paid-in capital	16,828	234	(3)	967	(6)	—		18,029
Retained earnings (deficit)	(1,913)	65	(4)	—		—		(1,848)
Treasury stock, at cost	(1,415)	—		—		—		(1,415)
Accumulated other comprehensive (loss), net	(6)	—		—		—		(6)

Total stockholders’ equity	16,817	299		969		242		18,327

Total liabilities and stockholders’ equity	$141,980	$—		$969		$242		$143,191

Total common shares outstanding	695	45	(5)	184	(6)	—		924

(1)	Assumes 50% of the carrying amount of the Exchange Offer will be executed.
(2)	Income taxes estimated upon exchange of the Trust Preferred Securities.
(3)	APIC in respect of newly issued common stock. Assumes pricing at 70% of the liquidation amount of the Trust Preferred Securities.
(4)	Represents the after tax gain given the assumptions in note (3) above.
(5)	Assumes same exchange ratio in note (3) and a stock price of $5.43 per share.
(6)	Assumes $1.0 billion in Common Stock is issued at $5.43 per share.
(7)	Represents proceeds and classification of Mandatory Convertible Preferred Stock.
(8)	Adjustments are reflected net of issuance costs.

Unaudited Pro Forma Earnings Implications

The following presents the pro forma impact of the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering on certain unaudited condensed consolidated statement of operations items and earnings per share for the fiscal year ended December 31, 2008 and the three-month period ended March 31, 2009 as if the Mandatory Convertible Preferred Stock Offering, the Exchange Offer and the Common Stock Offering had been completed on January 1, 2008. Earnings are not affected on a pro forma basis by the Common Stock Offering although pro forma earnings per share calculations are affected by the additional shares of Common Stock assumed to be issued in the Common Stock Offering.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

HIGH PARTICIPATION SCENARIO

	Three Months Ended March 31, 2009						Twelve Months Ended December 31, 2008
	As Reported	Exchange Offer Adjustments		Mandatory Convertible Preferred Stock Offering Adjustments		Pro Forma	As Reported	Exchange Offer Adjustments		Mandatory Convertible Preferred Stock Offering Adjustments		Pro Forma
	(In millions, except per share data)
Net interest income	$809	$12	(1)	$—		$821	$3,843	$46	(1)	$—		$3,889
Provision for loan losses	425	—		—		425	2,057	—		—		2,057

Net interest income after provision for loan losses	384	12		—		396	1,786	46		—		1,832
Non-interest income	1,066	—		—		1,066	3,073	—		—		3,073
Non-interest expense	1,058	(210	)(2)			848	10,792	(210	)(2)	—		10,582

Income (loss) before income taxes from continuing operations	392	222		—		614	(5,933)	256		—		(5,677)
Income tax expense (benefit)	315	84		—		399	(348)	97		—		(251)

Income (loss) from continuing operations	$77	$138		$—		$215	$(5,585)	$159		$—		$(5,426)

Loss from discontinued operations	—	—		—		—	(11)	—		—		(11)

Net income (loss)	$77	$138		$—		$215	$(5,596)	$159		$—		$(5,437)

Income (loss) from continuing operations available to common shareholders	26	138		(7	)(4)	157	(5,611)	159		(26	)(4)	(5,478)
Net income available to common shareholders	$26	$138		$(7)		$157	$(5,622)	$159		$(26)		$(5,489)

Weighted-average number of shares outstanding:
Basic	693	274	(3)	—		967	695	274	(3)	—		969
Diluted	694	274	(3)	—	(5)	968	695	274	(3)	—	(6)	969

Earnings (loss) per common share from continuing operations:
Basic	$0.04					$0.16	$(8.07)					$(5.65)
Diluted	0.04					0.16	(8.07)					(5.65)

Earnings (loss) per common share:
Basic	$0.04					$0.16	$(8.09)					$(5.66)
Diluted	0.04					0.16	(8.09)					(5.66)

(1)	Represents reduction of interest expense recognized during the respective period related to the Trust Preferred Securities issuance.
(2)	Represents the gain on extinguishment of 100% of the Trust Preferred Securities issuance.
(3)	Represents increased shares outstanding due to the $1.0 billion common equity issuance and the exchange of 100% of the Trust Preferred Securities at 70% of the liquidation amount, both at $5.43 per share.
(4)	Represents preferred dividends at an assumed 10.5% on the Mandatory Convertible Preferred Stock.
(5)	The dilutive impact of the Mandatory Convertible Preferred Stock is not required as the impact would be antidilutive. Had the effect been dilutive, the total dilutive shares would be 46 million, which is calculated based on the Conversion Rate resulting in the reference price of $5.43.
(6)	Dilutive effect is not required due to the loss reported for 2008 and thus an antidilutive result. Had Regions reported income for the year ended December 31, 2008, the dilutive effect of this issuance would have been approximately 42 million shares, calculated based on the threshold appreciation price of $5.97.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

LOW PARTICIPATION SCENARIO

	Three Months Ended March 31, 2009						Twelve Months Ended December 31, 2008
	As Reported	Exchange Offer Adjustments		Mandatory Convertible Preferred Stock Offering Adjustments		Pro Forma	As Reported	Exchange Offer Adjustments		Mandatory Convertible Preferred Stock Offering Adjustments		Pro Forma
	(In millions, except per share data)
Net interest income	$809	$6	(1)	$—		$815	$3,843	$23	(1)	$—		$3,866
Provision for loan losses	425	—		—		425	2,057	—				2,057

Net interest income after provision for loan losses	384	6		—		390	1,786	23		—		1,809
Non-interest income	1,066	—		—		1,066	3,073	—				3,073
Non-interest expense	1,058	(105	)(2)			953	10,792	(105	)(2)			10,687

Income (loss) before income taxes from continuing operations	392	111		—		503	(5,933)	128		—		(5,805)
Income tax expense (benefit)	315	42		—		357	(348)	49		—		(299)

Income (loss) from continuing operations	$77	$69		$—		$146	$(5,585)	$79		$—		$(5,506)

Loss from discontinued operations	—	—		—		—	(11)	—		—		(11)

Net income (loss)	$77	$69		$—		$146	$(5,596)	$79		$—		$(5,517)

Income (loss) from continuing operations available to common shareholders	26	69		(7	)(4)	88	(5,611)	79		(26	)(4)	(5,558)
Net income available to common shareholders	$26	$69		$(7)		$88	$(5,622)	$79		$(26)		$(5,569)

Weighted-average number of shares outstanding:
Basic	693	229	(3)	—		922	695	229	(3)	—		924
Diluted	694	229	(3)	—	(5)	923	695	229	(3)	—	(6)	924

Earnings (loss) per common share from continuing operations:
Basic	$0.04					$0.10	$(8.07)					$(6.02)
Diluted	0.04					0.10	(8.07)					(6.02)

Earnings (loss) per common share:
Basic	$0.04					$0.10	$(8.09)					$(6.03)
Diluted	0.04					0.10	(8.09)					(6.03)

(1)	Represents reduction of interest expense recognized during the respective period related to the Trust Preferred Securities issuance.
(2)	Represents the gain on extinguishment of 50% of the Trust Preferred Securities issuance.
(3)	Represents increased shares outstanding due to the $1.0 billion common equity issuance and the exchange of 50% of the Trust Preferred Securities at 70% of the liquidation amount, both at $5.43 per share.
(4)	Represents preferred dividends at an assumed 10.5% on the Mandatory Convertible Preferred Stock.
(5)	The dilutive impact of the Mandatory Convertible Preferred Stock is not required as the impact would be antidilutive. Had the effect been dilutive, the total dilutive shares would be 46 million, which is calculated based on the Conversion Rate resulting in the reference price of $5.43.
(6)	Dilutive effect is not required due to the loss reported for 2008 and thus an antidilutive result. Had Regions reported income for the year ended December 31, 2008, the dilutive effect of this issuance would have been approximately 42 million shares, calculated based on the threshold appreciation price of $5.97.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $              (or approximately $             if the underwriters exercise their option to purchase additional shares in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us. We expect to use the net proceeds from the sale of our Common Stock for general corporate purposes.

CAPITALIZATION

The following tables set forth the carrying amount of our capitalization, as of March 31, 2009, on an actual basis and on the pro forma basis described in the section entitled “Unaudited Pro Forma Financial Information” to reflect: (i) completion of the Exchange Offer under both the High and Low Participation Scenarios, (ii) completion of the Common Stock Offering and (iii) the Mandatory Convertible Preferred Stock Offering. These tables should be read in conjunction with the information set forth under “Unaudited Pro Forma Financial Information” and our consolidated unaudited financial statements set forth in our Quarterly Report on Form 10-Q/A for the three months ended March 31, 2009, which are incorporated by reference into this document.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CAPITALIZATION TABLE

HIGH PARTICIPATION SCENARIO

	As of March 31, 2009
	Actual	Exchange Offer Adjustments	Common Stock Offering Adjustments	Mandatory Convertible Preferred Stock Offering Adjustments	Pro Forma
	(In millions)
Long-term debt:
Senior Notes	$4,846	$—	$—	$—	$4,846
Subordinated Notes	5,309	(700)	—	—	4,609
Federal Home Loan Bank structured advances	1,601	—	—	—	1,601
Other Federal Home Loan Bank advances	6,218	—	—	—	6,218
Other long-term debt	474	—	—	—	474
Valuation adjustments on hedged long-term debt	314	—	—	—	314

Total long-term debt	$18,762	$(700)	$—	$—	$18,062

Stockholders’ equity
Preferred stock	$3,316	—	—	$242	$3,558
Common stock	7	1	2	—	10
Additional paid-in capital	16,828	478	967	—	18,273
Retained earnings (deficit)	(1,913)	130	—	—	(1,783)
Treasury stock, at cost	(1,415)	—	—	—	(1,415)
Accumulated other comprehensive income (loss), net	(6)	—	—	—	(6)

Total stockholders’ equity	$16,817	$609	$969	$242	$18,637

Total long-term debt and stockholders’ equity	$35,579	$(91)	$969	$242	$36,699

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CAPITALIZATION TABLE

LOW PARTICIPATION SCENARIO

	As of March 31, 2009
	Actual	Exchange Offer Adjustments	Common Stock Offering Adjustments	Mandatory Convertible Preferred Stock Offering Adjustments	Pro Forma
	(In millions)
Long-term debt:
Senior Notes	$4,846	$—	$—	$—	$4,846
Subordinated Notes	5,309	(350)	—	—	4,959
Federal Home Loan Bank structured advances	1,601	—	—	—	1,601
Other Federal Home Loan Bank advances	6,218	—	—	—	6,218
Other long-term debt	474	—	—	—	474
Valuation adjustments on hedged long-term debt	314	—	—	—	314

Total long-term debt	$18,762	$(350)	$—	$—	$18,412

Stockholders’ equity
Preferred stock	$3,316	—	—	$242	$3,558
Common stock	7	—	2	—	9
Additional paid-in capital	16,828	234	967	—	18,029
Retained earnings (deficit)	(1,913)	65	—	—	(1,848)
Treasury stock, at cost	(1,415)	—	—	—	(1,415)
Accumulated other comprehensive income (loss), net	(6)	—	—	—	(6)

Total stockholders’ equity	$16,817	$299	$969	$242	$18,327

Total long-term debt and stockholders’ equity	$35,579	$(51)	$969	$242	$36,739

PRICE RANGE OF SHARES OF COMMON STOCK AND DIVIDENDS DECLARED

Our Common Stock is currently listed on the NYSE under the symbol “RF”. As of April 30, 2009, there were 695,030,000 shares of Common Stock issued and outstanding. As of May 12, 2009, there were approximately 82,884 shareholders of record of our Common Stock.

The following table provides the high and low intraday sales price per share of Common Stock during the periods indicated, as reported on Bloomberg, and cash dividends declared per share of Common Stock during such periods.

	Share Prices		Cash Dividends Declared Per Share of Common Stock
	Low	High
2009:
Second Quarter (through May 19, 2009)	$3.68	$7.60	$0.01
First Quarter	$2.35	$9.07	$0.10

2008:
Fourth Quarter	$6.85	$14.50	$0.10
Third Quarter	$6.41	$19.80	$0.10
Second Quarter	$10.31	$24.31	$0.38
First Quarter	$17.90	$25.84	$0.38

2007:
Fourth Quarter	$22.84	$31.23	$0.38
Third Quarter	$28.90	$34.44	$0.36
Second Quarter	$32.87	$36.66	$0.36
First Quarter	$33.83	$38.17	$0.36

On May 19, 2009, the last reported sale price of our Common Stock was $5.24.

DIVIDEND POLICY

The amount of future dividends on our Common Stock will depend on earnings, financial condition, capital requirements and other factors, and will generally be determined by our board of directors on a quarterly basis.

On April 16, 2009, our board of directors decreased the quarterly dividend on our Common Stock from $0.10 to $0.01 per share. This action will permit us to retain approximately $250 million of capital on an annual basis. The next quarterly dividend is payable on July 1, 2009 to stockholders of record as of June 17, 2009.

The FRB requires bank holding companies like Regions to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the FRB before paying dividends that could raise safety and soundness concerns. Due to the challenges presented by the current economic and regulatory environment, we do not expect to increase our quarterly dividend above $0.01 for the foreseeable future and could further reduce or eliminate our Common Stock dividend. In any event, due to our participation in the CPP, prior to November 14, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury would be required for us to, among other things, increase our Common Stock dividend above $0.10 except in limited circumstances.

DESCRIPTION OF CAPITAL STOCK

The following section is a summary and does not describe every right, term or condition of owning our Common Stock. We urge you to read our restated certificate of incorporation, by-laws and the Delaware General Corporation Law (the “DGCL”) because they describe your rights as a holder of our Common Stock. Our restated certificate of incorporation and restated bylaws are incorporated by reference into our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009, filed with the SEC. See “Where You Can Find More Information”. The information in this prospectus supplement and in the accompanying prospectus is qualified in all respects by reference to the provisions of our restated certificate of incorporation, restated bylaws and the DGCL.

As of April 30, 2009, there were 695,030,000 shares of Common Stock issued and outstanding, and 3,500,000 shares of Series A Preferred Stock issued and outstanding.

Common Stock

We may issue Common Stock in such amounts and proportion and for such consideration as may be fixed by our board of directors or a properly designated committee thereof. As of the date of this prospectus supplement, we are authorized to issue up to 1,500,000,000 shares of Common Stock. As of April 30, 2009, we had issued 738,598,030 shares of our Common Stock (including 43,568,153 shares held in treasury). As of December 31, 2008 an additional 69,700,468 shares of Common Stock were reserved for issuance under stock compensation plans and 48,253,677 shares of Common Stock were reserved for issuance to the U.S. Treasury under the warrants issued pursuant to the CPP. On May 20, 2009 we: (i) commenced an Exchange Offer for our Trust Preferred Securities and (ii) launched an underwritten public offering of Mandatory Convertible Preferred Stock.

Our Common Stock is traded on the NYSE under the symbol “RF”. The transfer agent and registrar for our Common Stock is Computershare Investor Services LLC.

General

Holders of our Common Stock are not entitled to preemptive or preferential rights. Our Common Stock has no redemption or sinking fund provisions applicable thereto. Our Common Stock does not have any conversion rights. The rights of holders of our Common Stock will be subject to, and may be adversely affected by, the rights of holders of our currently outstanding Series A Preferred Stock, the Mandatory Convertible Preferred Stock and any preferred stock that we may issue in the future.

We may issue authorized but unissued Common Stock in connection with several employee benefit and stock option and incentive plans maintained by us or our subsidiaries.

Our outstanding Common Stock is fully paid and non-assessable and Common Stock we issue in the future, when fully paid for, will be non-assessable.

Dividends

When, as and if dividends are declared by our board of directors out of funds legally available for their payment, the holders of our Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on our Common Stock is subject to the prior payment of dividends on our preferred stock.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our Common Stock are entitled to receive, on a share for share basis, any of our assets or funds available for distribution after we have paid in full all of our debts and distributions and the full liquidation preferences of our outstanding preferred stock.

Voting Rights

Subject to the rights, if any, of the holders of any series of preferred stock, holders of our Common Stock have exclusive voting rights and are entitled to one vote for each share of Common Stock on all matters voted upon by the shareholders, including election of directors. Holders of our Common Stock do not have the right to cumulate their voting power.

Certain Provisions That May Have an Anti-Takeover Effect

Our restated certificate of incorporation and restated by-laws, and certain portions of Delaware law, contain certain provisions that may have an anti-takeover effect.

Business Combination. In addition to any other vote required by law, our restated certificate of incorporation or agreement between us and any national securities exchange, the affirmative vote of the holders of at least 75% of the outstanding shares of our Common Stock entitled to vote in an election of the directors is required for any merger or consolidation with or into any other corporation, or any sale or lease of all or a substantial part of our assets to any other corporation, person or other entity, in each case if, on the record date for the vote thereon, such corporation, person or entity is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of the corporation entitled to vote in an election of directors. This supermajority vote of the holders of the outstanding shares of the corporation does not apply where:

(1) our directors have approved a memorandum of understanding or other written agreement providing for the transaction prior to the time that such corporation, entity or person became a beneficial owner of more than 5% of our outstanding shares entitled to vote in an election of directors, or after such acquisition of 5% of our outstanding shares, if at least 75% of the directors approve the transaction prior to its consummation; or

(2) any merger or consolidation of the corporation with, or any sale or lease by Regions or any subsidiary thereof of any assets of, or any sale or lease by the corporation or any subsidiary thereof of any of its assets to, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in election of directors is owned of record or beneficially by the corporation and its subsidiaries.

Special Meeting of Stockholders. Only our Chief Executive Officer, President, Secretary or directors by resolution, may call a special meeting of our stockholders.

Action of Stockholders Without a Meeting. Any action of our stockholders may be taken at a meeting only and may not be taken by written consent.

Amendment of Certificate of Incorporation. For us to amend our restated certificate of incorporation, Delaware law requires that our board of directors adopt a resolution setting forth any amendment, declare the advisability of the amendment and call a stockholders’ meeting to adopt the amendment. Generally, amendments to our restated certificate of incorporation require the affirmative vote of a majority of our outstanding stock. As described below, however, certain amendments to our amended and restated certificate of incorporation may require a supermajority vote.

The vote of the holders of not less than 75% of outstanding shares of our Common Stock entitled to vote in an election of directors, considered as a single class, is required to adopt any amendment to our restated certificate of incorporation that relates to the provisions of our amended and restated certificate of incorporation that govern the following matters:

•	the size of our board of directors and their terms of service;

•	the provisions regarding “business combinations”;

•	the ability of our stockholders to act by written consent;

•	the provisions indemnifying our officers, directors, employees and agents; and

•	the provisions setting forth the supermajority vote requirements for amending our restated certificate of incorporation.

The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors’ ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

Preferred Stock

The following summary contains basic information about our preferred stock. As of the date of this prospectus supplement, we are authorized to issue up to 10,000,000 shares of preferred stock. Shares of preferred stock may be issued in one or more series from time to time by our board of directors, with such powers, preferences and rights as fixed by the board of directors. As of the date of this prospectus supplement, 3,500,000 shares of preferred stock are outstanding. We are currently offering shares of our Mandatory Convertible Preferred Stock.

For a more complete understanding of our Series A Preferred Stock, you should read the certificate of designation for the Series A Preferred Stock, which is incorporated by reference into our Quarterly Report on Form 10-Q/A for the quarter ending March 31, 2009. See “Where You Can Find More Information”. For a more complete understanding of our Mandatory Convertible Preferred Stock Offering, you should read the Prospectus Supplement relating to the Mandatory Convertible Preferred Stock, dated May 20, 2009. See “Where You Can Find More Information”.

Series A Preferred Stock.

On November 14, 2008, pursuant to the CPP, we issued to the U.S. Treasury 3,500,000 shares of our Series A Preferred Stock, having a liquidation amount per share equal to $1,000 for a total price of $3.5 billion. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Prior to November 14, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, repurchase or redeem Common Stock or our other preferred stock, except in limited circumstances. We may not redeem the Series A Preferred Stock without necessary bank regulatory approval.

Furthermore, as long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Stock, are prohibited until all accrued and unpaid dividends are paid on the Series A Preferred Stock, subject to certain limited exceptions. In addition, prior to November 14, 2011, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase our Common Stock dividend above $0.10 except in limited circumstances.

The Series A Preferred Stock has no voting rights, except as provided below or as otherwise provided by applicable law. If and when dividends payable on the Series A Preferred Stock shall have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting our board of directors will be increased by two and the holders of shares of Series A Preferred Stock, together with the holders of all other affected classes and series of stock, ranking on a parity with the Series A Preferred Stock as to payment of dividends and that have comparable voting rights, voting as a single class, shall be entitled to elect the two additional directors. These voting rights shall continue until all accrued and unpaid dividends through the relevant dividend period have been paid in full. So long as any shares of Series A Preferred Stock are outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock shall be necessary for effecting or validating: (i) any amendment of our restated certificate of incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or distribution of assets on our liquidation; (ii) as well as any amendment, alteration or repeal of any provision of our restated certificate of incorporation or restated bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely; or (iii) any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Series A Preferred Stock is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences and special rights that, taken as a whole, are materially less favorable to the holders thereof than those of the Series A Preferred Stock immediately prior to such merger or consolidation. The Series A Preferred Stock will provide no preemptive rights.

In connection with the issuance of our Series A Preferred Stock, we also issued a warrant for 48,253,677 shares of our Common Stock to the U.S. Treasury. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the warrant at fair market value. If, prior to December 31, 2009, we fund the repurchase of the entirety of our Series A Preferred Stock with the proceeds of one or more qualified equity offerings that result in $3,500,000,000 or more of net proceeds, the number of shares the warrant is exercisable for will be reduced by half. This offering will be a qualified equity offering described in the immediately preceding sentence. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the warrant, we will be required to issue a substitute warrant to the U.S. Treasury that the U.S. Treasury may exercise or transfer to a third party.

Mandatory Convertible Preferred Stock

The Mandatory Convertible Preferred Stock will be a new series of preferred stock that rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•

senior to all of our Common Stock and to each other class of other capital stock or series of preferred stock issued in the future unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the Mandatory Convertible Preferred Stock;

•

on a parity with our Series A Preferred Stock and any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the Mandatory Convertible Preferred Stock; and

•	junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the Mandatory Convertible Preferred Stock.

Dividends on the Mandatory Convertible Preferred Stock will accrue at a rate to be determined, with such dividends to be if, as and when declared by our board of directors. We may in certain instances be required to pay accrued and unpaid dividends in Common Stock and in certain instances we may elect to pay such dividends in cash, Common Stock or a combination thereof.

The Mandatory Convertible Preferred Stock will be mandatorily converted on December 15, 2010 if not earlier converted at the option of the holder or at our election. The number of shares deliverable upon conversion will be a variable amount based on the average of the daily volume weighted average price per share of our Common Stock during a specified period of 20 consecutive trading days. The conversion rate will be subject to customary anti-dilution adjustments.

Except as required by Delaware law and our restated certificate of incorporation, which will include the certificate of designation for the Mandatory Convertible Preferred Stock, the holders of Mandatory Convertible Preferred Stock will have no voting rights.

The affirmative consent of holders of at least 66 2/3% of the outstanding Mandatory Convertible Preferred Stock and all other preferred stock or securities having similar voting rights will be required for the authorization or increase in the authorized amount of any class or series of stock ranking senior to the Mandatory Convertible Preferred Stock with respect to either or both the payment of dividends or and/or the distribution of assets upon any liquidation, dissolution or winding up and for amendment, alteration or repeal of any provision of our restated certificate of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Mandatory Convertible Preferred Stock.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of our Common Stock by a non-U.S. holder (who holds the Common Stock as a capital asset). You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from Common Stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder (including non-U.S. holders that are subject to special treatment under the United States federal income tax laws, such as United States expatriates) and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Legislation has been proposed by the current United States federal administration that would change the treatment described below and it is not possible at this time to determine whether such proposed legislation will be passed into law. You should consult your tax advisor with respect to such proposals.

If a partnership holds the Common Stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Common Stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of Common Stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our Common Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a non-U.S. holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common Stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

In general (and except as described below), backup withholding and information reporting will not apply to a distribution of dividends on our Common Stock paid to you, or to the proceeds from the disposition of the Common Stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person and the payor does not have actual knowledge or reason to know to the contrary. In general, if your Common Stock is not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, or other retirement plan, account or arrangement to acquire or hold the Common Stock should consider whether an investment in our Common Stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (the “ERISA”), or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans (each a “Plan”, and, collectively, the “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (the “Similar Laws”).

The acquisition or holding of our Common Stock by a Plan with respect to which we, the Agents or certain of our affiliates are or become a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless our Common Stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, our Common Stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, (the “PTCE”), such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of Common Stock is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Each purchaser or holder of our Common Stock or any interest therein, and each person making the decision to purchase or hold our Common Stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in our Common Stock to the date on which the purchaser disposes of its interest in our Common Stock, by its purchase or holding of our Common Stock or any interest therein that (a) its purchase and holding of our Common Stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of our Common Stock is made on behalf of or with “plan assets” of a Plan, then (i) its acquisition and holding of our Common Stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither we, the Agents, nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of our Common Stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of our Common Stock. Each purchaser and holder of our Common Stock or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase or holding of our Common Stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws or rules.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing our Common Stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment as well as the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption.

UNDERWRITING

Regions and the underwriters named below have entered into an underwriting agreement with respect to the shares of Common Stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from Regions. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Regions. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Regions in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Regions has agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement (the “lock-up period”), except with the prior written consent of the representatives; provided, however, that Regions may offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the lock-up period without the consent of the representatives in connection with (i) an equity distribution program which may be commenced after the 30th day of the lock-up period, (ii) any liability management strategy of Regions, or (iii) the concurrent offering of mandatorily convertible preferred stock, in each case as part of Regions’ agreement with the bank regulators to raise its Tier 1 common equity by November 9, 2009. This agreement does not apply to any existing employee benefit plans or to the issuance of shares of Common Stock to the U.S. Treasury pursuant to the exercise of its warrant.

The executive officers and directors of Regions have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives.

The underwriters intend to offer the Common Stock for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the Common Stock for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by Regions of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Regions; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six (6) months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Regions estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

Regions has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Morgan Keegan & Company, Inc. is a wholly owned subsidiary of Regions Financial Corporation and is a member of FINRA. Accordingly, the offering of the Common Stock will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules. The underwriters may not confirm sales to any discretionary account without the prior specific written approval of a customer.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as our dealer managers in connection with the Exchange Offer.

VALIDITY OF THE SHARES

The validity of the shares of Common Stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Sullivan & Cromwell LLP regularly performs legal services for us and our affiliates.

EXPERTS

The consolidated financial statements of Regions appearing in Regions’ Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Regions’ internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

REGIONS FINANCIAL CORPORATION

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

Stock Purchase Contracts

Units

Guarantees

Regions Financing Trust II

Regions Financing Trust III

Regions Financing Trust IV

Regions Financing Trust V

Regions Financing Trust VI

Trust Preferred Securities

The securities listed above may be offered by us, or the trusts, as applicable, and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on The New York Stock Exchange and trades under the ticker symbol “RF.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations and are not savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission, or SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 11, 2007

Unless the context requires otherwise, references to (1) “we,” “us,” “our,” “Regions” or similar terms are to Regions Financial Corporation and its subsidiaries, and (2) the “trusts” are to Regions Financing Trust II, Regions Financing Trust III, Regions Financing Trust IV, Regions Financing Trust V, and Regions Financing Trust VI, Delaware statutory trusts and the issuers of the trust preferred securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we and the trusts filed with the SEC using a “shelf” registration process. Under this shelf registration statement, we may offer and sell from time to time any combination of senior debt securities, subordinated debt securities, junior subordinated debt securities, stock purchase contracts, units, warrants, preferred stock, depositary shares and common stock, in one or more offerings up to an indeterminate total dollar amount. The debt securities, preferred stock, warrants and stock purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of us or debt or equity securities of one or more other entities. The trusts may offer and sell trust preferred securities representing beneficial interests in the trusts, which may be guaranteed by Regions, to the public.

We may use this prospectus in the initial sale of the securities listed above. In addition, Morgan Keegan & Company, Inc., or any of our other affiliates, may use this prospectus in a market-making transaction in any securities listed above or similar securities after their initial sale.

Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. The address of the SEC’s web site is provided for the information of prospective investors and not as an active link. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c),14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed (other than information in such additional documents that are deemed, under SEC rules, not to have been filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

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•

Current Reports on Form 8-K filed on January 8, 2007, January 24, 2007, January 30, 2007, March 14, 2007, April 13, 2007 and April 20, 2007, and two Forms 8-K filed on April 30,2007, and Form 8-K/A filed on January 12, 2007, amending the Form 8-K filed on November 6, 2006; and

•

The description of our common stock set forth in our registration statement filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating any such description.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Attention: Investor Relations

Regions Financial Corporation

1900 Fifth Avenue North, Birmingham, Alabama 35203

(205) 581-7890

We have not included or incorporated by reference in this prospectus any separate financial statements of Regions Financing Trust II, Regions Financing Trust III, Regions Financing Trust IV, Regions Financing Trust V or Regions Financing Trust VI which we will refer to as the trusts. We do not believe that these financial statements would provide holders of trust preferred securities with any important information for the following reasons:

•	we will own all of the voting securities of the trusts;

•	the trusts do not and will not have any independent operations other than to issue securities and to purchase and hold our junior subordinated debentures; and

•	we are fully and unconditionally guaranteeing the obligations of the trusts as described in this prospectus.

We do not expect that the trusts will be required to file any information with the SEC for as long as we continue to file our information with the SEC.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges (from continuing operations) for the quarters ended March 31, 2007 and March 31, 2006 and for each of the five fiscal years ended December 31, 2006 are as follows:

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2007(2)	2006	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (1)
Excluding interest on deposits	3.76	3.99	3.86	3.64	4.06	3.61	3.08
Including interest on deposits	1.75	1.95	1.84	1.89	2.30	2.13	1.79

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consists of income (loss) before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, consists of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense.
(2)	For purposes of this computation, the recognized interest related to uncertain tax positions of approximately $24 million was excluded.

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USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities in the manner and for the purposes set forth in the applicable prospectus supplement.

VALIDITY OF THE SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Carl L. Gorday, our Assistant General Counsel, or such other legal officer as we may designate from time to time, and Alston & Bird LLP, Washington, D.C. Mr. Gorday beneficially owns shares of our common stock and options to acquire additional shares of our common stock. Certain United States federal income taxation matters will be passed upon for us by Alston & Bird LLP, Washington, D.C. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon for the trusts and us by Richards, Layton & Finger, P.A. Certain legal matters will be passed upon for any underwriters by the counsel to such underwriters specified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Regions incorporated by reference in Regions’ Annual Report (Form 10-K) for the year ended December 31, 2006, and Regions management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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             Shares

Regions Financial Corporation

Common Stock

May     , 2009

Goldman, Sachs & Co.	J.P. Morgan

Morgan Keegan & Company, Inc.